
March 5, 2012

<u>**Via E-Mail**</u>

James J. Maiwurm, Esq.
Squire Sanders (US) LLP
1200 19th Street, NW
Suite 300
Washington, DC 20036

   Re: ATS Corporation
      Schedule 14D-9 filed February 29, 2012
      SEC File No. 005-81087

Dear Mr. Maiwurm:

   We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 14D-9</u>

<u>The Solicitation or Recommendation</u>

<u>Reasons for Recommendation, page 17</u>

1. We note the disclosure in the penultimate bullet point on page 18. Please revise your disclosure to describe what about the board's knowledge of your business, financial condition, results of operations, etc. supported the final conclusion.

2. We note in the second bullet point on page 19 that the board considered the fairness presentation and opinion of Sagent in recommending that security holders accept the offer. We also note that the results of Sagent's analysis appear to only partially support its opinion. We note that (i) in the Selected Precedent

Transactions Analysis the low end of the implied price per share range is $3.21, higher than the offer price, (ii) in both results of the Premiums Paid Analysis the low end of the implied price per share range are significantly higher than offer price, and (iii) in the first half of the Discounted Cash Flow Analysis the low end of the implied price per share range is higher than offer price. Thus, please explain why the board relied on Sagent's opinion to support its recommendation and revise the section "Background of the Offer and Reasons for Recommendation" to describe any efforts by the board to inquire into the results of the analyses presented by Sagent to support its fairness opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions